CUSIP NO. 45765Y105	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

INSIGNIA SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value of $.01 per share
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Air T, Inc.
5930 Balsom Ridge Rd.
Denver, NC 28037
Telephone: (828) 464-8741
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 45765Y105	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,334,816
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,334,816
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,334,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.88%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45765Y105	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,168
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 12,168
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.63%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45765Y105	Page 5 of 9 Pages

Explanatory Note

With this amendment, the Reporting Persons (as defined below) are refiling their Amendment No. 10 to the Schedule 13D without any changes or modifications, to attach the exhibit designated as Exhibit 7.  Due to a clerical error, said Exhibit was inadvertently not attached to the filing, but is attached hereto.

Schedule 13D

Item 1.                          Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Insignia Systems, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8799 Brooklyn Blvd., Minneapolis, MN 55445.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”). Mr. Swenson also serves as a director of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Groveland Group (as defined below), Air T and the Groveland Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Air T expressly disclaims beneficial ownership of the securities held by the Groveland Group. The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Groveland Group. Air T may direct the vote and disposition of the 3,334,816 shares of Common Stock it holds directly.

With regard to Groveland Capital LLC (“Groveland Capital”) and Nicholas J. Swenson (collectively, the “Groveland Group”), this Schedule 13D relates to Common Stock of the Issuer held by the Groveland Group. Groveland Capital may direct the vote and disposition of the 422,000 shares of Common Stock.  Previously, the Groveland Hedged Credit Fund LLC held the shares of Common Stock, but was dissolved, and no longer holds any shares of Common Stock.  Mr. Swenson is the Managing Member of Groveland Capital and may direct Groveland Capital as to the vote and disposition of the 422,000 shares of Common Stock.  The Groveland Group expressly disclaims beneficial ownership of securities held by Air T. The securities reported herein as being beneficially owned by the Groveland Group do not include any securities held by Air T.

Item 2.	Identity and Background.

(a)            This Amended Schedule 13D is being filed jointly by Air T and the Groveland Group.

The parties identified in the list below constitute the “Groveland Group”:

        •     Groveland Capital LLC, a Delaware limited liability company.

        •     Nicholas J. Swenson as the Managing Member of Groveland Capital LLC.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to the initial Schedule 13D, as filed on August 18, 2014.  The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: shares of Common Stock held in the name of Groveland Capital in Mr. Swenson’s capacity as Managing Member of Groveland Capital.

(b) – (c)  The principal business address of each of Groveland Capital and Mr. Swenson is 5000 West 36th Street, Suite 130, Minneapolis, MN 55416.  Groveland Capital is engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital.

CUSIP NO. 45765Y105	Page 6 of 9 Pages

The principal business address of Air T is 5930 Balsom Ridge Road, Denver, North Carolina 28037. Air T was incorporated under the laws of the State of Delaware in 1980 and operates wholly owned subsidiaries in multiple industry segments, including without limitation: (1) the overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry; (2) the ground equipment sales segment, comprised of its Global Ground Support, LLC subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; and (3) the ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.  Information regarding Air T’s current executive officers and directors is attached as Exhibit 2 to the initial Schedule 13D, as filed on August 18, 2014.

(d)            None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with the working capital of Air T or the Groveland Group, as applicable. The aggregate amount of funds expended, excluding commissions, to acquire shares held by Air T and the Groveland Group is approximately $6,791,713.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes. The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.  In the past, the Reporting Persons have had communications with the Issuer, as detailed in prior filings, and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

A letter that the Reporting Persons delivered to the Issuer on March 23, 2018 is attached hereto as Exhibit 7.

CUSIP NO. 45765Y105	Page 7 of 9 Pages

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)            The following list sets forth the aggregate number and percentage (based on 11,962,996 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2017) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2.  As a group, the Reporting Persons would hold 3,768,984 shares of Common Stock, or 31.51% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air-T(1)	3,334,816	27.88%
Groveland Capital (2)	422,000	3.53%
Nicholas J. Swenson (3)	434,168	3.63%

(1)	Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.

(2)
Groveland Capital is an investment adviser and has voting and dispositive power with regard to the shares of Common Stock. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Groveland Capital.

(3)	Because Mr. Swenson is the Managing Member of Groveland Capital, he is deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Groveland Capital.

(b)            Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by Groveland Capital by virtue of their relationship to each other as described in Item 5(a). Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds.

(c)            Set forth below are all of the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.  All such transactions were effected by Air T through various brokerage entities, and the reported price per share excludes brokerage commissions.  The range of prices on March 14, 2018 was $1.45 to $1.53; on March 14, 2018 (second range of prices on March 14, 2018) was $1.547 to $ 1.617; on March 15, 2018 was $1.58 to $1.65; on March 16, 2018 was $1.62 to $1.628; and on March 19, 2018 was $1.65 to $1.686.  The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

CUSIP NO. 45765Y105	Page 8 of 9 Pages

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share as Noted by *)	Where and How Transaction Effected
3/14/2018	5,695	$1.52*	Open Market
3/14/2018	25,105	$1.59*	Open Market
3/15/2018	113,715	$1.61*	Open Market
3/16/2018	27,902	$1.63*	Open Market
3/19/2018	8,383	$1.673*	Open Market
3/20/2018	23,743	$1.65	Open Market
3/21/2018	457	$1.65	Open Market

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, as filed on August 18, 2014, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Information Regarding Air T Executive Officers and Directors.*

3	Standstill Agreement dated as of November 8, 2014.*

4	Standstill Agreement dated as of December 5, 2015.*

5	Letter dated as of August 4, 2016.*

6	Letter dated as of February 16, 2017.*

7	Letter delivered on March 23, 2018.

* Previously filed

CUSIP NO. 45765Y105	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            March 23, 2018

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson